October 9, 2024

Guy Newman
Chief Financial Officer
Trutankless, Inc.
15900 North 78th Street, Suite 200
Scottsdale, AZ 85260

       Re: Trutankless, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed June 26, 2024
           File No. 000-54219
Dear Guy Newman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-1

1. We note you only include audited financial statements as of and for the year ended
       December 31, 2023. Please amend your Form 10-K to include audited financial statements as of and for the year ended December 31, 2022 and ensure that audit is performed by a firm that is currently registered with the Public Company Accounting
       Oversight Board (PCAOB). Since the PCAOB revoked the registration of Gries
       & Associates, LLC on March 5, 2024, you are required to have your prior year financial statements reaudited by a firm that is currently registered with the PCOAB.
       Refer to PCAOB Rule 2100 and Rules 2-02, 2-05 and 8-02 of Regulation S-X. In
       addition, based on the fact your Form 10-K was filed without required audited financial statements and the fact you concluded ICFR was not effective due to several material weaknesses you identified that have not been remediated, it is not clear how management concluded DCP was effective in the Form 10-K. Please advise or revise.
 October 9, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing